860.583.7070 | info@bginc.com barnesgroupinc.com

VIA EDGAR

October 17, 2024

Ms. Claire Erlanger
Mr. Kevin Woody
Division of Corporation Finance
U.S. Securities and Exchange Commission
Washington, D.C. 20549-7010

Re: Comment Letter Dated October 7, 2024 Regarding
Barnes Group Inc.
Form 10-K for the Year Ended December 31, 2023
Form 8-K furnished July 26, 2024
File No. 001-04801

Dear Ms. Erlanger and Mr. Woody:

Barnes Group Inc. (the “Company”) submits the following response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) in the Staff’s letter dated and received by the Company on October 7, 2024, related to the captioned documents filed or furnished. For convenience, we have reproduced the text of the Staff’s comments and numbered responses to correspond with the Staff’s comments.

Form 10-K for the Fiscal Year Ended December 31, 2023

Management's Discussion and Analysis of Financial Condition and Results of Operations
Overview, page 23

1.We note your disclosure on page 23 that organic sales (net sales excluding foreign currency translation, acquisition and divestiture impacts) increased by $64.5 million, or 5.1%, almost entirely driven by an increase of $64.4 million, or 15.0%, at Aerospace, whereas Industrial was organically flat versus the prior year period. You also disclose organic sales growth in the bullet points at the top of your earnings release furnished on Form 8-K as well as in the subsequent segment discussions. Please note that disclosure of organic sales or sales growth is a non-GAAP financial measure and should be accompanied a reconciliation of organic sales growth to GAAP sales growth. See guidance Item 10(e) of Reg S-K. Please revise future filings accordingly.

Response: The Company acknowledges the Staff’s comment and respectfully directs the Staff’s attention to the narrative reconciliations of organic sales and organic sales growth to GAAP sales and GAAP sales growth, respectively, in the Company’s Form 10-K (see, e.g., page 23). Nevertheless, to the extent that these non-GAAP financial measures are used in future filings, the Company will include tabular reconciliations of organic sales and organic sales growth to GAAP sales and GAAP sales growth, respectively, consistent with Item 10(e) of Regulation S-K.

123 Main Street, Bristol, CT 06010-6376

Julie K. Streich
Barnes Group, Inc.
October 17, 2024

Results of Operations, page 25

2.We note your disclosure at the top of page 26 that excluding the goodwill impairment charge and gain on sale of the Businesses, operating profit and operating margin during the second quarter of 2024 were $41.4 million and 10.8%, respectively. You also disclose in the Financial Performance by Business Segment section on page 29, that for the Industrial segment, excluding the goodwill impairment charge, operating profit during 2022 was $49.1 million. Please note that these disclosures represent Non-GAAP financial measures as they exclude amounts that are required by GAAP to be included in the applicable performance measure. Please revise future filings to include the disclosures required by Item 10(e) of Regulation S-K or alternatively, remove the Non-GAAP measures.

Response: The Company acknowledges the Staff’s comment and, to the extent these non-GAAP financial measures are disclosed in future filings, the Company will include appropriate GAAP reconciliations consistent with Item 10(e) of Regulation S-K.

Critical Accounting Estimates, page 35

3.We note your disclosure that based on your assessment as of April 1, 2023, the estimated fair value of the Automation reporting unit, which represents the 2018 acquisition of Gimatic, exceeded its carrying value, while the estimated fair value of each of the remaining reporting units significantly exceeded their carrying values. We also note that the goodwill related to the Automation reporting unit was $198.8 million at December 31, 2023. For any reporting units where the fair value does not substantially exceed book value, please disclose the following:
•percentage by which fair value exceeded carrying value at the date of the most recent test,
•a more detailed description of the methods and key assumptions used and how the key assumptions were determined;
•a discussion of the degree of uncertainty associated with the assumptions; and
•a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. Please refer to Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960.

Response: The Company acknowledges the Staff’s comment and, in future filings, will provide disclosures as required by Item 303(a)(3)(ii) of Regulation S-K and Section V of SEC Release No. 34-48960. The Company advises the Staff that, as disclosed in the Company’s Form 10-Q for the period ended June 30, 2024 (refer to page 37 of such Form 10-Q), the Company performed its annual goodwill impairment testing in the second quarter of 2024 and concluded that the fair values of its reporting units were substantially in excess of their carrying values, except for the Automation reporting unit. The Company impaired its goodwill related to the Automation reporting unit, as reflected in the Form 10-Q, at which time the Company provided additional disclosures including, but not limited to, a statement that there was no excess of fair value over the carrying amount and descriptions of the method used to determine fair value and potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. In response to the Staff’s comment, the Company will provide additional quantitative disclosure in future filings, to the extent that the fair value of any reporting unit does not substantially exceed its respective book value.

Julie K. Streich
Barnes Group, Inc.
October 17, 2024

Consolidated Statements of Income, page 42

4.We note from your disclosure in the notes to the financial statements in both the 10-K for the year ended December 31, 2023 and the Form 10-Q for the quarter ended June 30, 2024, that the Aerospace Aftermarket business has been increasing in proportion to your consolidated sales and represented approximately 11% of consolidated revenue at December 31, 2023 and 21% of consolidated revenue at June 30, 2024. We also note that this business provides aircraft engine component MRO services, including services performed under your Component Repair Programs (“CRPs”), for many of the world’s major turbine engine manufacturers, commercial airlines and the defense market, and also include the manufacture and delivery of aerospace aftermarket spare parts. If the amount of revenue generated by services (as opposed to the sale of products) is greater than 10% of consolidated revenue, please revise future filings to separately present revenue related to products and services on the face of your Consolidated Statements of Income. See requirement in Rule 5-03(b)(1) of Regulation S-X.

Response: The Company acknowledges the Staff’s comment. The Company completed its acquisition of MB Aerospace, which provides repair services, on August 31, 2023. The Company is currently evaluating whether aggregate service revenue will exceed 10% of consolidated revenue for the year ending December 31, 2024. If it does, the Company will separately present revenue and cost of revenue related to products and services on the face of our Consolidated Statements of Income included in our future filings, consistent with Rule 5-03(b)(1) of Regulation S-X.

Form 8-K furnished July 26, 2024
Exhibit 99.1 Earnings Release, page 1

5.We note that footnote (2) on page 4 includes a discussion about the use of the Adjusted EBITDA financial measure, including why management uses the measure and why you believe it is useful to investors. Please revise this disclosure to include the reasons why you believe each of your non-GAAP financial measures provides useful information to investors. In this regard, we note that your earnings release includes disclosure of the following non-GAAP financial measures: organic sales growth, Adjusted Operating margin, Adjusted EBITDA margin, Adjusted EPS, and Free Cash Flow. See guidance in Item 10(e)(1)(i)(c) of Regulation S-K. Please revise future filings accordingly.

Response: The Company acknowledges the Staff’s comment and will expand disclosure in future earnings releases that are furnished under Item 2.02 of Form 8-K to include a description of why management believes each of the non-GAAP financial measures provide useful information to investors. For your information, in the earnings release for the quarter ended September 30, 2024, we intend to include expanded disclosure substantially consistent with the following:

Non-GAAP Financial Measures

“The financial statements included within this press release are prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP” or “U.S. GAAP”). The Company provides additional information with respect to certain non-GAAP financial

Julie K. Streich
Barnes Group, Inc.
October 17, 2024

measures, which include organic sales growth, adjusted operating profit, adjusted operating margin, adjusted EBITDA, adjusted EBITDA margin, adjusted EPS and Free Cash Flow. While these financial measures do not constitute U.S. GAAP measures, nor are they a substitute for U.S. GAAP measures, we believe they provide useful information to investors in understanding the ongoing operating performance of the Company. Investors should consider non-GAAP measures in addition to, not as a substitute for, or as superior to, measures of financial performance prepared in accordance with U.S. GAAP. Tables reconciling non-GAAP to GAAP financial measures, including forward looking outlook information, are presented at the end of this press release. The Company believes that these non-GAAP measures provide useful information to investors:

•Organic sales growth represents the total reported sales increase within the Company’s ongoing businesses less the impact of foreign currency translation and acquisitions/divestitures completed in the preceding twelve months. Management believes that organic sales growth provides an indication of baseline revenue performance and growth.

•Adjusted operating profit, adjusted operating margin and adjusted EPS provide an indication of our baseline profit performance. Management believes that these metrics are useful to investors as they exclude items that do not reflect our ongoing results.

•Adjusted EBITDA and Adjusted EBITDA margin provide adjusted earnings before interest, income tax, depreciation and amortization. Through acquisitions, the Company has incurred significant amortization expense (acquired intangible assets) and additional interest expense from debt-funded acquisitions. Management believes these financial metrics are useful to investors as they exclude the impact of these items.

•Free Cash Flow is defined by the Company as net cash provided by operating activities less capital expenditures. The Company believes that the free cash flow metric represents a measure of cash generated by business operations that can be used to invest in future growth, pay dividends, repurchase stock and reduce debt. This metric can also be used to evaluate the Company's ability to generate cash flow from business operations and the impact that this cash flow has on the Company's liquidity.

6.We note that your Updated 2024 Full Year Outlook on page 4 includes disclosure of forecasted Free cash flow, forecasted EBITDA margin, forecasted organic sales growth, and forecasted Adjusted effective tax rate, among other non-GAAP financial measures. In light of the fact that it does not appear that you have included a reconciliation of these forecasted measures to their comparable GAAP measures, please revise future filings to include reconciliations of all forecasted non-GAAP financial measures to the applicable GAAP measure, or alternatively if true, provide language that you are relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment, and, to the extent such forecasted non-GAAP financial measures are disclosed in future earnings releases furnished under Item 2.02 of Form 8-K, the Company plans to include a revised reconciliation within the “Full-Year Outlook” disclosure of each such measure to the applicable GAAP financial measure, or alternatively, if true, provide language that we are relying on the exception provided by Item 10(e)(1)(i)(B) of Regulation S-K.

Julie K. Streich
Barnes Group, Inc.
October 17, 2024

If you require any further information, please feel free to contact me at (860) 583-7070.

Yours truly,

/s/ JULIE K. STREICH

Julie K. Streich
Senior Vice President, Finance and Chief Financial Officer